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                                                           SEC FILE NUMBER
                                                               0-28640
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                                                           CUSIP NUMBER
                                                                          500909
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One): [ ]  Form 10-K   [ ] Form 20-F   [X]  Form 10-QSB  [ ]  Form N-SAR

  For Period Ended:     March 31, 2001
                   -----------------------------------

  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
  For the Transition Period Ended:
                                  ---------------------------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

  CTI Holdings (Group) Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

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Former Name if Applicable

333 North Alabama Street, Suite 240
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Address of Principal Executive Office (Street and Number)

Indianapolis, IN   46204
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         All information necessary to formulate the 10QSB filing could not be gathered and structured into proper form without unreasonable delay as a result of reporting and accounting complexities which arose during the first quarter ended March 31, 2001 with the merger consummated between CTI Group (Holdings) Inc. (the "Company"), Centillion Data Systems, Inc. and Celltech Information Systems, Inc. The Company was unable to complete its first quarter 2001 Form 10-QSB by May 15, 2001. The Company expects to complete and file its first quarter 2001 Form 10-QSB with the Securities and Exchange Commission on or before May 21, 2001.

PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

  Manfred Hanuschek                 317                   262-4666
---------------------           -----------          ------------------
      (Name)                    (Area Code)          (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [x] Yes [ ] No

         ----------------------------------------------------------------------

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [x] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Because of the merger the final information will show comparisons with the former Centillion Data Systems, Inc. for the first quarter of 2000. The results for the first quarter of 2001 will include Centillion Data Systems, Inc. for the quarter and CTI Group (Holdings) Inc. and Celltech Information Systems, Inc. for the period February 12, 2001 through March 31, 2001. As a result, comparisons to the previously reported quarter of CTI Group (Holdings) Inc. are not meaningful.


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                             CTI Group (Holdings) Inc.
-------------------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     May 15,2001                      By: /s/ Anthony Johns
      -----------------                       ---------------------------------
                                                  Anthony Johns